UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2024

Zalatoris Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (917) 675-3106

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modification to Rights of Security Holders.

Amendment to Certificate of Incorporation

As described in Item 5.03 below, which description is incorporated herein by reference, the stockholders entitled to vote (the “Stockholders”) of Zalatoris Acquisition Corp., a Delaware corporation (the “Company”), approved the Charter Amendment at the Special Meeting and subsequently filed the Charter Amendment with the Secretary of State of the State of Delaware.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At a virtual special meeting of Stockholders pursuant to due notice held on January 12, 2024, at 10:00 a.m. ET (the “Special Meeting”), the Stockholders approved an amendment to its current certificate of incorporation (the “Charter Amendment”) at the Special Meeting, changing (A) the structure and cost of the Company’s right to extend the date (each such date, the “Deadline Date”) by which the Company must liquidate its trust account (the “Trust Account”) if the Company has not completed its initial business combination (the “business combination”; such proposal in (A), the “Extension Amendment Proposal”), and (B) the right of the holders of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” or “Founder Shares”) to convert such shares of Class B Common Stock into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) on a one-to-one basis at the election of such holders (the “Founder Share Amendment Proposal”), and (C) the right of the directors of the Company to take any action required to be taken at a meeting of the board of directors (the “Board”) or at a meeting of a committee thereof without holding such a meeting if a consent in writing, setting forth the actions to be taken, is signed by a majority of the Board or a majority of the members of any committee, as the case may be (the “Action by Written Consent Amendment Proposal” and, together with the Founder Share Amendment Proposal, the “Additional Charter Amendment Proposals”).

The Extension Amendment Proposal allows the Company to extend through November 14, 2024 (or until the business combination is consummated, if earlier) the Deadline Date, provided that by the 14th calendar day of each of such eleven months unless the Company’s initial business combination has been consummated earlier and in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of the business combination, J. Streicher Holdings, LLC, the Company’s sponsor, or its affiliates or permitted designees deposits into the Trust Account $100,000.

The Founder Share Amendment Proposal allows the holders of Class B Common Stock to convert their shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, at any point in time prior to the completion of the business combination. Such conversions would give the Company further flexibility to complete the business combination.

The Action by Written Consent Amendment Proposal allows the Board flexibility to act in furtherance of the business combination by allowing the Board to take any action required to be taken at a meeting of the Board or at a meeting of a committee thereof without holding such a meeting if a consent in writing, setting forth the actions to be taken, is signed by a majority of the Board or a majority of the members of any committee, as the case may be.

Following receipt of Stockholder’s approval of the Extension Amendment Proposal and the Additional Charter Amendment Proposals, the Company filed the Charter Amendment with the Secretary of State of the State of Delaware. The foregoing summary is qualified by the full text of the Charter Amendment, which is included as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On January 12, 2024, at 10:00 a.m. ET, the Company held the Special Meeting. On the record date of December 28, 2023, there were 6,343,742 shares of Class A Common Stock outstanding and entitled to vote at the Special Meeting. At the Special Meeting, the Stockholders voted on two of the three proposals presented—the Extension Amendment Proposal and the Additional Charter Amendment Proposals, each as described in the definitive Proxy Statement on Schedule 14A dated January 3, 2024. The Stockholders cast their votes as described below:

Proposal 1 - Extension Amendment Proposal

The Stockholders approved the Extension Amendment Proposal, and the following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes

6,694,201 (93.4%)	470,963 (6.6%)	-	-

Proposal 2A – Founder Share Amendment Proposal

The Stockholders approved the Founder Share Proposal, and the following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes

7,165,163 (99.9%)	1 (0.1%)	-	-

Proposal 2B – Action by Written Consent Amendment Proposal

The Stockholders approved the Action by Written Consent Amendment Proposal, and the following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes

6,820,348 (95.9%)	344,816 (4.1%)	-	-

Proposal 3 - Adjournment Proposal

The third proposal to adjourn the Special Meeting (the “Adjournment Proposal”) was not presented at the Special Meeting because the Extension Amendment Proposal and the Additional Charter Amendment Proposals each received sufficient favorable votes to be adopted.

Item 8.01. Other Events.

Redemption of Public Shares

In connection with the approval of the Extension Amendment Proposal, holders of 3,465,997 shares of the Company’s Class A Common Stock exercised their right to redeem those shares for cash at an approximate price of $10.67 per share, for an aggregate of approximately $37 million. Following the payment of the redemptions, the Trust Account will have a balance of approximately $31.75 million before the Extension Payment.

Extension Payment

On January 16, 2024, the Company deposited an aggregate of $100,000 (the “Extension Payment”) into the Trust Account, which enables the Company to extend the period of time it has to consummate its initial business combination by one month from January 14, 2024 to February 14, 2024 (the “January Extension”). The January Extension is the first of up to eleven monthly extensions permitted under the Company’s Certificate of Incorporation, as amended by the Charter Amendment, as discussed in Items 5.03 and 5.07 of this report.

Additional Information and Where to Find It

The Company intends to file a registration statement on Form F-4 (as amended or supplemented from time to time, and including a proxy statement, the “Proxy/Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which Proxy/Registration Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the business combination and the other matters for stockholder approval (the “Stockholder Approval Matters”) and is not intended to form the basis of any investment decision or any other decision in respect of the business combination and the other Stockholder Approval Matters. The Company’s stockholders and other interested persons are advised to read, when available, the Proxy/Registration Statement and the amendments thereto and other documents filed in connection with the business combination and other Stockholder Approval Matters, as these materials will contain important information about the Company, AnyTech365, a company incorporated in Spain and registered at the Commercial Registry of Malaga under reference MA-122108 (the “Target”), the business combination and the other Stockholder Approval Matters. When available, the Proxy/Registration Statement and other relevant materials for the business combination and other Stockholder Approval Matters will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Proxy/Registration Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, New York 10005.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the business combination and related matters. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Registration Statement on Form S-1, as amended, which was initially filed with the SEC on March 8, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Zalatoris Acquisition Corp., 99 Wall Street, Suite 5801, New York, New York 10005. Additional information regarding the interests of such participants will be contained in the Proxy/Registration Statement when available.

The Target and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the business combination and related matters. A list of the names of such parties and information regarding their interests in the business combination and related matters will be included in the Proxy/Registration Statement when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Target’s industry and market sizes, future opportunities for the Company and the Target, the Company’s and the Target’s estimated future results and the transactions contemplated by the Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”), dated December 5, 2023, by and between the Company and the Target, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Business Combination Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of the Company or the Target is not obtained; (ii) the inability to complete a PIPE offering in connection with the business combination; (iii) the ability to maintain the listing of the Company’s securities on the New York Stock Exchange; (iv) the amount of redemption requests made by the Company’s stockholders; (v) failure to realize the anticipated benefits of the business combination; (vi) risk relating to the uncertainty of the projected financial information with respect to the Target; (vii) the Target’s exposure to litigation claims and other loss contingencies; (viii) the combined company’s ability to implement its business strategy; (ix) the combined company’s ability to maintain, protect, and enhance its brand and protect its intellectual property; (x) the combined company’s ability to accurately estimate user metrics and other estimates; (xi) changes in domestic and foreign business, market, financial, political and legal conditions; (xii) general economic conditions and other factors affecting consumer confidence, preferences, and behavior; (xiii) disruption and volatility in the global currency, capital, and credit markets; (xxix) changes in governmental regulation; (xiv) fluctuations in foreign currency; and (xv) changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and the Target or the date of such information in the case of information from persons other than the Company or the Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit
10.1	Amendment to the Amended and Restated Certificate of Incorporation dated January 16, 2024.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zalatoris Acquisition Corp.

Date: January 16, 2024	By:	/s/ Paul Davis
Paul Davis
Chief Executive Officer

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